

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 28, 2007

Mr. Richard A. von Gnechten
Chief Financial Officer
Houseraising, Inc.
4801 East Independence Blvd.
Suite 201
Charlotte, NC 28212

> **RE:** **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Form 10-QSB for the period ended March 31, 2007**
> **File No. 0-50701**

Dear Mr. von Gnechten:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Financial Statements

Consolidated Statement of Operations, page 14

2. Please classify insurance proceeds received during 2006 within net income rather than other comprehensive income. Refer to SFAS 130.

Consolidated Statements of Cash Flows, page 15

3. We note that you have reflected the value of common and preferred stock issued for additions to capitalized software, the changes in capitalized software and the conversion of notes payable within your statement of cash flows. These appear to be noncash transactions that do not represent cash receipts or cash payments and accordingly should be disclosed outside of the statement of cash flows. See paragraph 32 of SFAS 95 and advise or revise accordingly.

4. It does not appear that the value of common stock and warrants issued in exchange for services per your statement of cash flows agrees to your statement of stockholders' equity. Please advise or revise accordingly.

Note A – Summary of Significant Accounting Policies, page 17

Revenue Recognition, page 18

5. Please provide more comprehensive discussion of your revenue recognition and the underlying accounting literature that supports your accounting. We have the following specific comments in this regard:

   - You indicate that your revenue is derived from "providing general management of construction for new homes and renovation projects which reflect the home's contract price".
     o Are you the general contractor or do you simply help the general contractor or homebuilder manage his homebuilding operations?
     o What do you mean by "...which reflect the home's contract price"?

   - You indicate that revenue is derived from "design and build management services (sales and service fee) to homebuilders and homebuyers on a percentage of such home's contract price."
     o What do you mean by "(sales and service fee)? Again, are you the general contractor or do you simply provide design services?

   - With reference to your above responses, please clarify whether you record revenue based on the total sales price of the homes completed (or closed) or the service fees you have earned. If you are recording revenue based on the sales price of the homes, refer to EITF 99-19 and support your basis for such reporting. Your response should address the fact that you do not appear to carry homebuilding inventory on your balance sheet as well as your disclosure on page 6 that "As builders and HR-USA joint to co-manage pre-sold projects, HRI is paid by the homebuyers as part of the total price due the builder as specified in the design/build or renovation project."

   - With reference to the specific terms of your customer contracts, provide your basis for recognizing approximately 60% of the sales and service fee during the initial construction stage with the balance recognized at closing. If you are the general contractor or are performing the homebuilding activities, tell us how your accounting is in accordance with SFAS 66 and SFAS 67.

Capitalized Software, page 18

6. Provide your analysis regarding whether the costs of computer software is for internal use or to be sold, leased or otherwise marketed. Refer to SOP 98-1 and FAS 68.

7. Notwithstanding the above comment, please provide us with a comprehensive analysis of the costs you have capitalized related to your internal-use software subsequent to December 31, 2003. Please provide us with a comprehensive analysis of the nature of the costs incurred, whether you issued equity securities or paid cash consideration and to whom such securities were issued or payments were made (i.e. third parties or employees). If you issued equity securities, clarify how you valued the services you received. Ensure your response and revised disclosures address the criteria set forth in SOP 98-1 for the capitalization of such costs.

8. As noted in our letters dated May 21, June 18, July 13 and July 30, 2004, we expressed our concern about the recoverability of your capitalized software asset. We indicated that the estimation of future cash flows associated with your software asset requires the exercise of significant judgment. Although we had no further comment at that time, we reminded you of your obligation under SFAS 144 to consider all available evidence in evaluating the software asset for impairment and to ensure that the assumptions used are reasonable in relation to the assumptions used in developing other information used by the company, such as internal budgets and projections, or information communicated to others. Please reassess the recoverability of the $13.7 million capitalized software costs. Your assessment must provide support for your estimated future cash flows, discount rates and other material assumptions. In this regard, it does not appear that your expected future cash flows provided in your response letter dated June 4, 2004 were reasonable. It is also unclear as to the reasonableness of the 4% discount rate utilized in that cash flow analysis.

9. Clarify why you had not begun amortizing these software costs prior to the first quarter of 2007. Based on your disclosures, we assume that the revenue you recorded in fiscal years 2006 and 2005 related to the application of this software. If our assumption is incorrect, clarify the nature of the revenues you were recognizing.

Net Loss per Common Share, page 18

10. Please disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations for each period presented. See paragraph 40(a) of SFAS 128.

Impairment of Long-Lived Assets, page 19

11. Please note that SFAS 121 has been superseded by SFAS 144. Revise your disclosure accordingly.

Note F- Equity, page 21

12. You discuss various common stock issuances in 2006 for various services, additions to capitalized software and debt converted to equity. Please expand your disclosure to separately discuss each transaction and your basis for valuing the transaction (i.e. value of services received or the stock price when granted). Provide the authoritative literature which supports your accounting.

13. For each issuance of convertible preferred stock (Class A, B and C), please disclose the terms and rights of these securities, including their conversion terms. Address any beneficial conversion feature and whether there are rights (i.e redemption rights, registration rights) related to the Class B Preferred Shares issued during 2006 that require recognition in your financial statements.

Note J – Commitments/Leases, page 24

14. Please include the disclosures required by paragraphs 16(b) and (c) of SFAS 13 regarding your operating leases.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 26

Results of Operations for the Year Ended December 31, 2006 Compared to December 31, 2005, page 27

15. Please revise your disclosure to discuss each revenue stream as disclosed on page 5: revenues from custom homebuilding operations, realty services, disaster relief services, builder-memberships, and HRA.

Liquidity and Capital Resources, page 29

16. In light of your loss from operations of $3,499,358, net loss of $2,999,358, cash used in operations of $2,289,141, and retained deficit of $8,824,694, please enhance your disclosure regarding your liquidity. In this regard, we note your disclosure on page 30 that you expect to use funds from operations. Given your significant cash used in operations in the last two years and three months ended March 31, 2007 we do not understand management's basis for this statement. Provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations and how you have determined that you will continue as a going concern. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.

<u>Item 8A – Controls and Procedures, page 30</u>

17. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as opposed to your reference to Rules 13a-14(a) and 15d-14(a). See SEC Release 33-8238, which became effective August 14, 2003. Please revise accordingly.

18. We note that you define disclosure controls and procedures as those controls and procedures "designed with the objective of ensuring that information required to be disclosed in [your] reports filed with the Commission under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

<u>Exhibit 31 – Certifications</u>

19. Please file an amendment to your Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B. Please also amend your 2007 Form 10-QSB accordingly. In doing so, please refile the Forms 10-KSB and 10-QSB in their entirety, along with the updated certifications.

<u>FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2007</u>

<u>General</u>

20. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief